UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51480

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marco Polo Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1230 Avenue of the Americas, 16th floor
(No. and Street)

New York City	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Mack	917-923-1478	amack@mpsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

3111 N University Dr, Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Carlson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marco Polo Securities Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KYVAUGHN BROWN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01BR0030223
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES OCTOBER 25, 2028

Signature: _____

Title: _____ CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Marco Polo Securities Inc.

Statement of Financial Condition

DECEMBER 31, 2025

Marco Polo Securities Inc.

CONTENTS



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of **Marco Polo Securities Inc.:**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Marco Polo Securities Inc.** as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of **Marco Polo Securities Inc.** as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **Marco Polo Securities Inc.'s** management. Our responsibility is to express an opinion on **Marco Polo Securities Inc.'s** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Marco Polo Securities Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Marco Polo Securities Inc.'s** auditor since 2023.

Assurance Dimensions, LLC
Coral Springs, Florida
April 16, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

Marco Polo Securities Inc.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	132,754
Fees receivable (net of allowance for credit losses of $50,417)		1,798,097
Prepaid expenses and other assets		35,931
Securities held, at fair value		2,332,535
Total assets		4,299,317

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	1,669,391
Amounts due to affiliates	261,051
Total liabilities	1,930,442

Commitments and contingencies (Note 5)

Stockholder's equity

Common stock - no par value; 200 shares authorized; 200 shares issued and outstanding	80,704
Additional paid-in capital	544,227
Retained earnings	1,743,944
Total stockholder's equity	2,368,875
Total liabilities and stockholder's equity	$ 4,299,317

See accompanying notes to statement of financial condition.

NOTE 1 – DESCRIPTION OF ORGANIZATION AND NATURE OF BUSINESS ACTIVITY

Organization

Marco Polo Securities Inc. (the "Company") is a wholly owned subsidiary of Marco Polo Exchange LLC (the "Parent"), which in turn is a wholly owned subsidiary of Magellan Global Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC").

The Company does not carry customer accounts or perform custodial functions related to securities. The Company's primary business is offering investment banking and advisory services, as well as providing private placement services. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under exemptive provision (k)(2)(i) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to SEC Rule 17a-5. The Company is also engaged in providing "Chaperoning" services under SEC Rule 15a-6 to foreign brokers, soliciting and effecting transactions with US investors.

In February 2025, the Company withdrew from membership in the National Futures Association.

On December 31, 2025, the Company merged into Marco Polo Securities LLC, a newly formed Delaware Limited Liability Company, with the latter as the surviving entity. The merger is treated as common-control reorganization and the conversion had no effect on the carrying amounts of the Company's assets and liabilities as of December 31, 2025 (see Note 12).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high-quality financial institutions. At times, balances may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. As of December 31, 2025, the Company had no cash balances exceeding insured limits. The Company maintains a securities brokerage account at a high-quality financial institution. The balance of securities may at times exceed the Securities Investor Protection Corporation's ("SIPC") current $500,000 limit. Management monitors the financial condition of the financial institutions and does not anticipate losses from these counterparties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Revenue Recognition</u>

In May 2014, FASB issued guidance ASC Topic 606, *Revenue from Contracts with Customers*, which provides a five-step model to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in US GAAP. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive.

The Company determines revenue recognition by applying the 5-step model:
1. Identify the contract with a customer;
2. Identify the performance obligations in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligations; and
5. Recognize revenue as the performance obligations are satisfied.

<u>Commissions on securities trading</u>

- Contracts, performance obligations, and the transaction price formula are evidenced by the Servicing agreement. Performance obligations are matched to the transaction price in the Servicing Agreement.
- Revenue recognition for period-based trading fees is recognized in the month that the trading took place, on a trade-date basis.
- Revenue recognition for specific transactions is recognized in the month that the transaction closed.
- Revenue recognition for setup and onboarding work is recognized when the client has completed the onboarding process.

<u>Placement fees and investment banking (including EB-5 placements)</u>

- Contracts, performance obligations, and the transaction price formula are evidenced by the engagement letter. Calculation of a transaction price may depend on defined values found in other documents, such as a closing document or NAV report. Allocation of transaction price to performance is normally spelled out in the engagement letter.
- Revenue recognition for a one-off event occurs on the day that the documents are fully signed to formalize the event.
- Revenue recognition for a monthly recurring financing activity occurs at the end of the measurement month.
- Revenue recognition for recurring services rendered is recognized ratably over the likely life of the contract.
- Revenue recognition for specific services is recognized only on full performance of the service, as well as acceptance of any deliverable by the client if the acceptance is required by contract.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Revenue Recognition (continued)</u>

<u>Unrealized gain on securities held for investment</u>
- Gain or loss in securities that are traded on public markets is recorded based on the change in value between the previous value and the closing price as reported from the relevant exchange.

<u>Administrative fees</u>

- Contract, performance obligations, and transaction price are evidenced by the Sponsorship agreement.
- Revenue recognition for setup and onboarding work is recognized when the client has completed the onboarding process.
- Revenue recognition for monthly supervision is recognized in the month the services were provided.
- Revenue recognition for passthrough expenses is passed through without markup in the month the expenses are recognized.

<u>Chaperoning fees</u>

- Contracts, performance obligations, and the transaction price formula are evidenced by the Servicing agreement. Performance obligations are matched to the transaction price in the Servicing Agreement.
- Revenue recognition for period-based monitoring fees are recognized in the period the services were provided.
- Revenue recognition for specific transactions are recognized in the month that the transaction closed.
- Revenue recognition for setup and onboarding work is recognized when the client has completed the onboarding process.

<u>Research fees</u>

- Contracts, performance obligations, and the transaction price formula are evidenced by the historical business practice of awards based on documented provision of research.
- Revenue recognition is recognized when the research has been provided and the customer has accepted such research.

<u>Credit losses:</u>

On January 1, 2024, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments* (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend

credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

The Company evaluates each account with a receivable balance over 90 days. The evaluation includes standard criteria such as the age of the receivable, the client's history with the firm and any communications from the client. The evaluation also includes circumstances unique to the client or a particular transaction. The Company will then mark some, all, or none of the client receivable as doubtful of collection.

Allowance as of December 31, 2024	$43,856
Collection of 2024 doubtful accounts	(19,274)
2025 receivables doubtful of collection	25,835
Allowance as of December 31, 2025	**$50,417**

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for Individual income taxes on his respective share of the Company's taxable income. With regard to the New York City General Corporate Tax, the Company files a consolidated tax return with its parent, and all taxes are paid by the parent company.

Management has evaluated the effect of the guidance provided by U.S. GAAP on accounting for uncertainty in income taxes in accordance with the provisions of ASC Topic 740, *Accounting for Income Taxes* and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2025. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2022.

Beginning January 1, 2026, the Company started to operate as limited liability company under the entity name "Marco Polo Securities LLC" (see Note 1), and is treated as a disregarded entity for tax purposes.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. On December 31, 2025, there were no cash equivalents.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount

that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•   Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

•   Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•   Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of December 31, 2025, the Company's level 1 investment is 967,857 shares of Roadzen, Inc. (RDZN), common stock, valued at $2.41/share for a total of $2,332,535. RDZN is observable as it is publicly traded, and the Firm used the closing NASDAQ price on December 31, 2025, to value the shares. The Company's stock is unrestricted. The Company had no level 2 or level 3 investments on December 31, 2025.

NOTE 3 – SECURITIES HELD

The Company holds 967,857 shares of stock in Roadzen valued at market price. As of December 31, 2025, the shares are valued at $2,332,535. The Company recognized an unrealized gain of $205,356 as of December 31, 2025. 75,000 of these shares, worth $180,751 on December 31, 2025, are borrowed from Tau Investment Partners LLC, a company owned by an indirect owner of the Company, and will be returned in 2026.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company bills its customers and collects technology subscription fees on behalf of its parent. Collected fees are then transferred to its parent. During the year, the company transferred $642,778 to its parent under this arrangement, and owed the parent $80,300 as of December 31, 2025 and is presented as part of Amounts due to affiliates in the statement of financial condition. The company has also borrowed 75,000 shares of stock from Tau Investment Partners LLC, a company owned by an indirect owner of the Company (see Note 3). The value of the shares owed to Tau is $180,751 as of December 31, 2025 and is presented as part of Amounts due to affiliates in the statement of financial condition.

The Company has contracted with Pi Capital International LLC, an affiliate of the Company's indirect owner, to provide due diligence services for some of the Company's investment banking business. During the year ended December 31, 2025, the Company paid $120,000 to this affiliate, which is listed as Due diligence fees paid to affiliate in the statement of operations.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications as of December 31, 2025.

NOTE 6 – MAJOR CUSTOMERS

For the year ended December 31, 2025, the top three customers accounted for 79% of gross revenues. On December 31, 2025, the top three customers accounted for 92% of the Company's accounts receivable.

NOTE 7 – LEASES

The Company rents a workspace in a shared facility on a month-to-month basis. The office leases required a deposit of $7,761 to the landlord. The remaining balance as of December 31, 2025, amounting to $7,560 is reflected as part of "Prepaid expenses and other assets" in the accompanying statement of financial condition. Rent expense, recorded on a straight-line basis, amounted to $45,700 in 2025. In accordance with ASC 842, leases with a term of 12 months or less that do not contain a purchase option reasonably certain of exercise are considered short-term leases and are excluded from recognition on the balance sheet. The Company has elected to apply this short-term lease exemption to these leases.

NOTE 8 – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2025.

NOTE 9 - RULE 15C3-3 EXEMPTION

The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to SEC Rule 17a-5. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2025, the Company has regulatory net capital of $660,205, which exceeds the Company's minimum regulatory net capital requirement of $250,000 (which is the net capital

requirement of SEC Rule 15c3-1) by $410,205. The Company's percentage of aggregate indebtedness to net capital is 292% as of December 31, 2025.

NOTE 11 – SEGMENT REPORTING

The Company adopted ASC 280 "Segment Reporting" in respect of its operating segments. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of 15a-6 chaperoning services, investment banking and securities placement activities. The Company has identified its CEO as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The Company derived 45% of its total revenues from a single external customer in 2025.

NOTE 12 - SUBSEQUENT EVENTS

On December 31, 2025, the Company formed a new entity, Marco Polo Securities, LLC, domiciled in the state of Delaware. The Company ("Merging Entity") then merged with this new LLC ("Surviving Entity"). The sole purpose of the Merger is to change the form of the Merging Entity from a New York corporation to a Delaware limited liability company. As a result of the Merger: (i) all assets and liabilities of the Merging Entity will succeed to the Surviving Entity in exchange for all of the limited liability company interests of the Surviving Entity; and, (ii) except for the technical difference of converting from a New York corporation to a Delaware limited liability company, the business structure of the Surviving Entity will be the same as the Merging Entity was prior to the Merger, and there will be no changes of control, ownership, management, governance or business activities of the Merging Entity as a result of the Merger. The Surviving Entity started to operate effective January 1, 2026, continues to have one owner and continues to be a disregarded entity for income tax purposes (see Note 2).

Management has evaluated subsequent events through April 16, 2026, the date the financial statements were available to be issued. There were no other subsequent events that require adjustment or disclosure in the financial statements.